Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402-2023

May 29, 2002

Securities and Exchange Commission approves Xcel Energy’s Exchange Offer for the Shares of NRG Energy, Inc.

MINNEAPOLIS — Xcel Energy Inc. (NYSE: XEL) announced today that the U.S. Securities and Exchange Commission has approved Xcel Energy’s exchange offer for the publicly held stock of NRG Energy, Inc. under the Public Utility Holding Company Act. The SEC approval is conditioned upon receipt of an updated fairness opinion by Lehman Brothers which the Company expects to receive by May 31, 2002, the expiration date of the offer. Assuming that the updated opinion is received and that a sufficient number of NRG shares are tendered by May 31, 2002, the SEC approval enables Xcel Energy to conclude its offer immediately thereafter.

Xcel Energy presently holds 74 percent of the NRG common stock. In order to complete the exchange offer, Xcel Energy must own at least 90 percent of the NRG stock. Therefore, at least approximately 31.4 million of the public shares of NRG must be tendered. As of May 28, 2002, NRG shareholders had tendered approximately 24.6 million shares. Based on the recommendation of the independent committee of NRG’s board of directors, the NRG board earlier recommended that shareholders accept the offer.

“Upon completion of the offer, we will reduce NRG’s cost structure, improve profitability and enhance shareholder value,” said Wayne Brunetti, Xcel Energy chairman, president and CEO. Brunetti added, “we will strengthen NRG’s balance sheet and manage growth with decreased dependence on external financing.”

Under the exchange offer, NRG’s public shareholders will receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold.

Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at (866) 800-0230.

Forward-Looking Information

The statements herein regarding the impact of the exchange offer on NRG's financial performance and condition and other statements of future results identify forward-looking information. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include satisfaction of all conditions to the exchange offer that cannot be waived, including the approval of the SEC under the Public Utility Holding Company Act, and the satisfaction or waiver of conditions to the exchange offer that may be waived, the actual results of Xcel Energy following completion of the transaction and the ability to dispose of or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters. Some of the conditions to the exchange offer include the receipt of all required regulatory approvals, the tender by the public stockholders of a minimum number of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

CONTACT: Xcel Energy Inc., Minneapolis

For more information, contact:

E J McIntyre	Vice President & Chief Financial Officer	(612) 215-4515
R J Kolkmann	Managing Director, Investor Relations	(612) 215-4559
P A Johnson	Director, Investor Relations	(612) 215-4535

For news media inquiries only, please call Xcel Energy media relations Xcel Energy Internet Address: http://www.xcelenergy.com		(612) 215-5300